September 12, 2022

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549

Re:	Synthetic Biologics, Inc. Registration Statement on Form S-3 File No: 333-267294 Request For Acceleration

Ladies and Gentlemen:

Synthetic Biologics, Inc. (the “Registrant”) hereby requests that the United States Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 (File No. 333-267294), to become effective on Wednesday, September 14, 2022, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable.

The Registrant understands that the Staff of the Commission will consider this request as confirmation by the Registrant that it is aware of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement.

The Registrant hereby authorizes its counsel, Leslie Marlow, Esq. or Patrick J. Egan, Esq. of Blank Rome LLP, to orally modify or withdraw this request for acceleration. Please contact Ms. Marlow at (212) 885-5358 or Mr. Egan at (212) 885-5346 with any questions you may have concerning this request, and please notify either Ms. Marlow or Mr. Egan when this request for acceleration has been granted.

Very truly yours,

SYNTHETIC BIOLOGICS, INC.

By:	/s/ Steven A. Shallcross
Name: Steven A. Shallcross
Title: Chief Executive Officer and Chief Financial Officer

cc:	Leslie Marlow, Esq., Blank Rome LLP Patrick J. Egan, Esq., Blank Rome LLP